Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Six Months
						Ended
	Year Ended September 30,					March 31,
	2006	2007	2008	2009	2010	2011
Earnings:
Earnings from continuing operations before income taxes	$2,695	3,107	3,645	2,450	2,879	1,546
Fixed charges	308	356	351	362	398	188
Earnings, as defined	$3,003	3,463	3,996	2,812	3,277	1,734

Fixed Charges:
Interest Expense	$225	261	244	244	280	129
One-third of all rents	83	95	107	118	118	59
Total fixed charges	$308	356	351	362	398	188

Ratio of Earnings to Fixed Charges	9.7X	9.7X	11.4X	7.8X	8.2X	9.2X